

December 10, 2012

<u>Via E-mail</u>
Minhua Chen
Chief Executive Officer
China Yida Holding, Co.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P.R. China 350003

> **Re: China Yida Holding, Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012, as amended June on 4, 2012 and July 26, 2012**
> **Form 10-Q for the Fiscal Period Ended March 31, 2012**
> **Filed May 11, 2012, as amended on July 26, 2012**
> **Form 10-Q for the Fiscal Period Ended June 30, 2012**
> **Filed August 13, 2012**
> **File No. 001-34567**

Dear Mr. Chen:

We issued comments to you on the above captioned filings on September 20, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 24, 2012.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 if you have any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Eric M. Stein, Esq.
        Yarona Liang, Esq.